S.L. Reed & Company

Schedule II- Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3

As of December 31, 2015

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report